Global X Funds
605 Third Avenue, 43rd Fl
New York, NY 10158

July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Raymond Be, Esq.

Re:    Global X Funds
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of the Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X S&P 500® Tail Risk ETF, the Global X S&P 500® Risk Managed Income ETF, and the Global X S&P 500® Collar 95-110 ETF (each, a "Fund" and together, the “Funds”), included in Post-Effective Amendment No. 641 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on June 29, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2021, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to the comments. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

GENERAL

1.Comment: Please file your responses to our comments as EDGAR correspondence at least five (5) business days prior to the Amendment’s effective date. Please also e-mail any changed pages that were changed in response to our comments marked to show such changes.
1

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 13, 2021

Response: The Registrant will file this comment response letter and provide marked changed pages as requested.

2. Comment: Please apply comments to one section of the Amendment to similar disclosures throughout the Amendment.

Response: The Registrant confirms that it will apply comments to one section of the Amendment to similar disclosures throughout the Amendment.

PROSPECTUS
FEES AND EXPENSES

3. Comment: With respect to the fee table and expense example for each Fund, please provide the SEC Staff with a copy of the completed fee table and expense example for each Fund. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable for each Fund.

Response: The Registrant has completed each Fund’s fee table and expense example, which is included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable for each Fund, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by each Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that any of the Funds would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Registrant submits that the basis for this estimate for each Fund is similar to its estimates used for recent funds launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.60%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.60%
1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 13, 2021

One Year	Three Years
$61	$192

PRINCIPAL INVESTMENT STRATEGIES

4. Comment: With respect to the section of each Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES", please consider providing an example to explain how each Fund's options strategy will work.

Response: The Registrant has revised the sixth paragraph of the section titled "PRINCIPAL INVESTMENT STRATEGIES" for each Fund as noted below in response to the comment:

S&P 500® TAIL RISK ETF

The Adviser uses a "passive" or indexing approach to try to achieve the Fund's investment objective. Unlike many investment companies, the Fund does not try to "outperform" the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. By purchasing put options on the value of the portfolio of stocks in the S&P 500® Index, the Fund’s protective put strategy may protect the Fund from a significant decline in the price of the S&P 500® Index, if the put options become in the money. If the value of the S&P 500® Index is below the strike price of the Fund’s put options positions upon the expiration of the put option, then at expiration the put will be worth the difference between the strike price and the value of the S&P 500® Index, so the value of the put option would protect the Fund from further losses below the strike price of the put. For example, if the S&P 500® Index were to fall by 15% from the time the put option was purchased to the time the put option expired, then the put option would be expected to have a value equal to approximately 5% of the value the portfolio had at the time when the put option was purchased, which would limit the Fund’s loss from the decrease in the S&P 500® Index over the relevant period to 10%. The level of protection the Fund provides from declines in the price of the S&P 500® Index during the period a given put option contract is held will vary depending on the relative difference between the strike price of the Fund’s put option position and the price of the S&P 500® Index. However, if the S&P 500® Index does not fall below the strike price of the purchased put option during the time the put option is held, then the put option will expire worthless, and the Fund’s strategy will underperform the S&P 500® Index during this time period due to the cost of purchasing the put options. An investor that purchases Fund shares other than on the day that the Fund takes long positions in quarterly put options, or who sells shares other than on the day that the put option expires, may experience different investment returns, depending on the relative difference between the strike price of the Fund’s put options positions and the price of the S&P 500® Index.

S&P 500® RISK MANAGED INCOME ETF

The Adviser uses a "passive" or indexing approach to try to achieve the Fund's investment objective. Unlike many investment companies, the Fund does not try to "outperform" the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. The call options sold by the Fund will be collateralized by the Fund's equity holdings at the time the Fund sells the options. By purchasing put options and selling call options on the value of the portfolio of stocks in the S&P 500® Index, the Fund's collar strategy may generate income while protecting the Fund from a

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 13, 2021

significant decline in the price of the S&P 500® Index, if the put options become in the money. If the value of the S&P 500® Index is below the strike price of the Fund’s put options positions upon the expiration of the put option, then at expiration the put will be worth the difference between the strike price and the value of the S&P 500® Index, so the value of the put option would protect the Fund from further losses below the strike price of the put. For example, if the S&P 500® Index were to fall by 15% from the time the put option was purchased to the time the put option expired, then the put option would be expected to have a value equal to approximately 10% of the value the portfolio had at the time when the put option was purchased, which would limit the Fund’s loss from the decrease in the S&P 500® Index over the relevant period to 5%. The value of protection the Fund provides from declines in the price of the S&P 500® Index during the period a given put option contract is held will vary depending on the relative difference between the strike price of the Fund’s put option position and the price of the S&P 500® Index. ~~However, during periods where the S&P 500® Index appreciates, the Fund’s strategy will underperform the S&P 500® Index due to the sold call options and purchased put options~~. Similarly, if the level of the S&P 500® Index is above the strike price of the Fund’s call options positions upon the expiration of the call option, then at expiration the Fund would owe the purchaser of the call option the difference between the strike price and the value of the S&P 500® Index, so the amount owed with respect to the call option offset any gains the Fund may experience from the securities held. For example, if the S&P 500® Index were to increase by 15% from the time the call option was sold to the time the call option expired, then the call option would be expected to have a value equal to approximately 15% of the value the portfolio had at the time when the put option was purchased, which offset all of the Fund’s gains from the increase in the S&P 500® Index over the relevant period. However, if the price of the S&P 500® Index is below the strike price of the Fund’s call options positions at expiry, the call options will expire worthless and the Fund will retain the premium. An investor that purchases Fund shares other than on the day that the Fund takes long positions in monthly put options and short positions in monthly call options may experience different investment returns, depending on the relative difference between the strike price of the Fund’s put options positions and the price of the S&P 500® Index.

S&P 500® COLLAR 95-110 ETF

The Adviser uses a "passive" or indexing approach to try to achieve the Fund's investment objective. Unlike many investment companies, the Fund does not try to "outperform" the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. ~~The call options sold by the Fund will be collateralized by the Fund's equity holdings at the time the Fund sells the options.~~ By purchasing put options and selling call options on the value of the portfolio of stocks in the S&P 500® Index, the Fund's collar strategy may generate some income, which may offset some of the cost of purchasing the put option, while protecting the Fund from a significant decline in the price of the S&P 500® Index, if the put options become in the money. ~~In the event of a significant decline in the price of the S&P 500® Index, the Fund will participate in the decline up to when the Fund’s put options become in the money (if the price of the S&P 500® Index falls below the strike price of the Fund’s put options positions), at which point the Fund will be protected against further losses.~~ If the value of the S&P 500® Index is below the strike price of the Fund’s put options positions upon the expiration of the put option, then at expiration the put will be worth the difference between the strike price and the value of the S&P 500® Index, so the value of the put option would protect the Fund from further losses below the strike price of the put. For example, if the S&P 500® Index were to fall by 15% from the time the put option was purchased to the time the put option expired, then the put option would be expected to have a value equal to approximately 10% of the value the portfolio had at the time when the put option was

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 13, 2021

purchased, which would limit the Fund’s loss from the decrease in the S&P 500® Index over the relevant period to 5%. The level of protection the Fund provides from declines in the price of the S&P 500® Index during the period a given put option contract is held will vary depending on the relative difference between the strike price of the Fund’s put options positions and the price of the S&P 500® Index. Similarly, if the value of the S&P 500® Index is above the strike price of the Fund’s call options positions upon the expiration of the call option, then at expiration the Fund would owe the purchaser of the call option the difference between the strike price and the value of the S&P 500® Index, so the amount owed with respect to the call option offset any gains the Fund may experience from the securities held. For example, if the S&P 500® Index were to increase by 15% from the time the call option was sold to the time the call option expired, then the call option would be expected to have a value equal to approximately 5% of the value the portfolio had at the time when the put option was purchased, which limit the Fund’s gains from the increase in the S&P 500® Index over the relevant period to 10%. ~~However, during periods where the S&P 500® Index appreciates, the Fund’s strategy is expected to the S&P 500® Index due to the sold call options and purchased put options.~~ An investor that purchases Fund shares other than on the day that the Fund takes long positions in quarterly put options and short positions in quarterly call options may experience different investment returns, depending on the relative difference between the strike price of the Fund’s put options positions and the price of the S&P 500® Index.

5. Comment: With respect to the section of the Global X S&P 500® Tail Risk ETF's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES", please highlight that the costs associated with the put options may cause a Fund to underperform verses the Fund's Underlying Index in certain scenarios.

Response: The Registrant has updated the sixth paragraph in the section of the Global X S&P 500® Tail Risk ETF's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" to include the following sentence:

However, if the S&P 500® Index does not fall below the strike price of the purchased put option during the time the put option is held, then the put option will expire worthless, and the Fund’s strategy will underperform the S&P 500® Index during this time period due to the cost of purchasing the put options.

SUMMARY OF PRINCIPAL RISKS

6. Comment: Please order the risks to prioritize risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized; see ADI 2019-08 “Improving Principal Risk Disclosure”.

Response: The Registrant has revised the sections of each Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS" and "A FURTHER DISCUSSION OF PRINCIPAL RISKS", to place the risk factor titled "Protective Put Options Risk" for the Global X S&P 500® Tail Risk ETF as a sub-set of the risk factor titled "Asset Class Risk" and to place the risk factor titled "Collar Option Risk" as a sub-set of the risk factor titled "Asset Class Risk" for each of the Global X S&P 500® Risk Managed Income ETF and the Global X S&P 500 Collar 95-110 ETF.

7. Comment: With respect to the risk factor titled "Derivatives Risk" in the section of each Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS", please ensure that the disclosure is appropriately tailored for each type of derivatives instrument that each Fund is expected to use as part of

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 13, 2021

its principal investment strategies and the principal risks associated with the use of those instruments. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The Registrant has revised the disclosure included in the risk factor titled "Derivatives Risk" in the section of each Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS" as follows:

Derivatives Risk: The Fund will invest in options, a ~~may gain exposure to different asset classes by investing in different~~ type~~s~~ of derivative instrument~~s~~. Derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices than conventional securities, which can result in greater losses for the Fund. In addition, the prices of the derivative instruments and the prices of underlying securities, interest rates or currencies they are designed to reflect may not move together as expected. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the relevant reference index. Derivatives are usually traded on margin, which may subject the Fund to margin calls. Margin calls may force the Fund to liquidate assets. On October 28, 2020, the SEC adopted new Rule 18f-4 under the 1940 Act, which governs the use of derivatives by registered investment companies. New Rule 18f-4 imposes limits on the amount of derivatives the Fund can enter into and replaces the asset segregation framework previously used by the Fund to comply with Section 18 of the 1940 Act, among other requirements.

8. Comment: With respect to the risk factor entitled "Turnover Risk" in the section of each Fund's Prospectus titled SUMMARY OF PRINCIPAL RISKS", please clarify the context as to why each Fund may experience high portfolio turnover and accompanying high brokerage costs.

Response: The Registrant notes that the Global X S&P 500® Tail Risk ETF and the Global X S&P 500® Collar 95-110 ETF will purchase, or “roll”, options contracts on a quarterly basis and the Global X S&P 500® Risk Managed Income ETF will purchase, or "roll," options contracts on a monthly basis. Given the frequency of such transactions, each Fund may be subject to a greater risk of higher transaction costs.

9. Comment: With respect to the risk factor entitled "Valuation Risk" in the section of each Fund's Prospectus titled SUMMARY OF PRINCIPAL RISKS", please clarify how valuation risk is applicable to each Fund in light of each Fund's principal investment strategy.
Response: The Registrant respectfully submits that the risk factor titled "Valuation Risk" is included in each Fund's Prospectus to account for a trading halt or significant market disruption that would cause a Fund to fair value such securities in accordance with its valuation policies and procedures.
10. Comment: With respect to the disclosure included in the section titled "PRINCIPAL INVESTMENT STRATEGIES" of the Prospectus for the Global X S&P 500® Risk Managed Income ETF as excerpted below, please explain why the exercise price of the monthly put options will “generally” be at 5% below the prevailing market price of the S&P 500® Index. Please explain how the Index Provider will determine when to invest in a strike price other than 5% below the prevailing market price of the S&P 500® Index.

"On a monthly basis, the Underlying Index will take long positions in monthly put options with an exercise price generally at 5% below the prevailing market price of the S&P 500® Index and take short

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 13, 2021

positions in monthly call options with an exercise price generally at the prevailing market price of the S&P 500® Index."

Response: The Registrant has updated the section of each Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" as illustrated below in response to the Staff's comment:
S&P 500® TAIL RISK ETF

On a quarterly basis, the Underlying Index will take long positions in quarterly put options with an exercise price generally at 10% below the prevailing market price of the S&P 500® Index. However, if put options with that precise strike price are unavailable, the Underlying Index will instead select the put option with the strike price closest to but greater than 10% below the prevailing market price of the S&P 500® Index. Each option position will (i) be traded on a national securities exchange; (ii) be held until the expiration date; (iii) expire on its date of maturity (in the next calendar quarter); (iv) only be subject to exercise on its expiration date; and (v) be settled in cash.

S&P 500® RISK MANAGED INCOME ETF
On a monthly basis, the Underlying Index will take long positions in monthly put options with an exercise price generally at 5% below the prevailing market price of the S&P 500® Index and take short positions in monthly call options with an exercise price generally at the prevailing market price of the S&P 500® Index. However, if put and/or call options with those precise strike prices are unavailable, the Underlying Index will instead select the put option with the strike price closest to but greater than 5% below the prevailing market price of the S&P 500® Index, and call options with the strike price closest to but greater than the prevailing market price of the S&P 500® Index. Each option position will (i) be traded on a national securities exchange; (ii) be held until the expiration date; (iii) expire on its date of maturity (in the next calendar month); (iv) only be subject to exercise on its expiration date; and (v) be settled in cash.

S&P 500® COLLAR 95-110 ETF

On a quarterly basis, the Underlying Index will take long positions in quarterly put options with an exercise price generally at 5% below the prevailing market price of the S&P 500® Index and take short positions in quarterly call options with an exercise price generally at 10% above the prevailing market price of the S&P 500® Index. However, if put and/or call options with those precise strike prices are unavailable, the Underlying Index will instead select the put option with the strike price closest to but greater than 5% below the prevailing market price of the S&P 500® Index, and call options with the strike price closest to but greater than 10% above the prevailing market price of the S&P 500® Index. Each option position will (i) be traded on a national securities exchange; (ii) be held until the expiration date; (iii) expire on its date of maturity (in the next calendar quarter); (iv) only be subject to exercise on its expiration date; and (v) be settled in cash.

11. Comment: With respect to the section titled "PRINCIPAL INVESTMENT STRATEGIES" in the Prospectus for each of the Global X S&P 500® Risk Managed Income ETF and the Global X S&P 500® Collar 95-110 ETF, please revise the following disclosure to note that in these instances, the Fund "will" underperform the S&P 500® Index: "However, during periods where the S&P 500® Index appreciates,

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 13, 2021

the Fund’s strategy is expected to underperform the S&P 500® Index due to the sold call options and purchased put options."

Response: The Registrant has revised the disclosure in the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" for each of the S&P 500® Risk Managed Income ETF and the Global X S&P 500® Collar 95-110 ETF as noted in response #4 above.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

12. Comment: With respect to the risk factor titled "Derivatives Risk" in the section of each Fund's Prospectus titled "A FURTHER DISCUSSION OF PRINCIPAL RISKS" please clarify whether each Fund will be utilizing leverage as a result of its use of derivative instruments.

Response: The Registrant notes that the Funds do not expect to utilize leverage as part of each Fund's principal investment strategies and has replaced the risk factor titled "Derivatives Risk" in the section of each Fund's Prospectus titled "A FURTHER DISCUSSION OF PRINCIPALS RISKS" with the following:

Derivatives Risk: The Fund will invest in options, which are a type of derivative instrument. There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and, for some options, no such secondary market may exist. The possible absence of a liquid secondary market for options and/or possible exchange-imposed price fluctuation limits, may make it difficult or impossible to close out a position when desired. Options are subject to the risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position. The value of an option position will reflect, among other things, the current market value of the underlying instrument, the time remaining until expiration, the relationship of the strike price to the market price of the underlying instrument, the historical price volatility of the underlying instrument and general market conditions. Options can be more sensitive to sudden fluctuations in market prices than conventional securities, which can result in greater losses for the Fund.

On October 28, 2020, the SEC adopted new regulations governing the use of derivatives by registered investment companies. The Fund will be required to implement and comply with Rule 18f-4 by the third quarter of 2022. Rule 18f-4 will impose limits on the amount of derivatives a fund can enter into, eliminate the asset segregation framework currently used by funds to comply with Section 18 of the Investment Company Act of 1940, as amended, treat derivatives as senior securities so that a failure to comply with the limits would result in a statutory violation and require funds whose use of derivatives is more than a limited specified exposure amount to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager.

13. Comment: With respect to the risk factor titled "Derivatives Risk" in the section of each Fund's Prospectus titled "A FURTHER DISCUSSION OF PRINCIPAL RISKS" in light of the Barry Miller Letter, please consider tailoring the risk disclosure to remove the reference in the fourth bullet point that refers to "privately-negotiated instruments" in light of each Fund's principal investment strategy.

Response: The Registrant has replaced the risk factor titled "Derivatives Risk" in the section of each Fund's Prospectus titled "A FURTHER DISCUSSION OF PRINCIPAL RISKS" with the disclosure

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 13, 2021

noted in comment #12 above, which removes the reference to "privately-negotiated instruments" in the fourth bullet point in light of each Fund's principal investment strategy.

Please do not hesitate to contact me at 646-716-3239 if you have any questions or wish to discuss any of the responses presented above.

    Respectfully submitted,

                /s/ Susan D. Lively
                Susan D. Lively, Esq.